File Number: ~~82-4991~~ 82-3023

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

3.2 SUPPL

February 2, 2004

FEB 09 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) News Release dated January 12, 2004
(b) News Release dated January 15, 2004
(c) Material Change Report dated January 12, 2004
(d) Material Change Report dated January 15, 2004

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dlw 2/11

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

NEWS RELEASE

TSX Trading Symbol: GNH
S.E.C. Exemption: 12(g)3-2(b)

January 12, 2004

Golden Hope Mines Limited is pleased to announce that it has reached an agreement in principle with an arm's length investor for a private placement of 1,000,000 common shares of the Company, at a price of $0.15 per share, for aggregate proceeds to the Company of $150,000. The investor will also receive a share purchase warrant entitling it to acquire an additional 1,000,000 common shares, at a price of $0.35 per share for a two year period. A Finder's Fee of 10% will be paid to an arm's length third party. The proposed private placement is subject to acceptance by the Toronto Venture Exchange.

The proceeds from the private placement will be added to the Company's working capital.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   January 12, 2004

3. **Press Release**

   Market News Publishing Inc. – January 12, 2004

4. **Summary of Material Change**

   Golden Hope Mines Limited grants $150,000 stock options.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 12th day of January, 2004

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

OSISKO AND GOLDEN HOPE RELEASE FURTHER BELLECHASSE RESULTS

(Montreal, January 15, 2004) Osisko Exploration Ltd. (OSK:TSX-V) and Golden Hope Mines (GNH:TSX-V) are pleased to announce further positive results from the initial phase of drilling on the Timmins zone of the Bellechasse gold project.

A broad intersection of low grade mineralization was intersected in hole BD2003-09, returning 1.35 g/T Au over 30.45 meters (0.04 opt gold over 99.9 ft). The Rico vein, which is the main high-grade mineralized structure within the Timmins zone, was intersected in holes BD2003-10, -11, -13 and -15, returning values of 3.78 to 19.8 g/T Au over widths of 0.80 to 2.35 meters (0.11 to 0.58 opt gold over 2.6 to 7.7 ft). The Rico vein was not intersected at depth in hole BD2003-14.

Deeper portions of BD2003-13 intersected a second quartz-sulfide stockwork zone (TE or Timmins Extension), which produced 6.40 g/T Au over 1.75 meters (0.19 opt gold over 5.7 ft). This zone was also intersected in previously reported hole BD2003-01, vertically above the intersection in BD2003-13. The Timmins Extension zone is open at depth and along strike to the southwest.

Samples are being analyzed by metallic sieving/fire assaying and/or straight 50 g fire assaying at Activation Laboratories in Ancaster, Ontario. Further assay results from remaining holes 16 to 19 will be released when they are received.

Osisko has the right to acquire a 50% interest in the Bellechasse gold property from Golden Hope Mines Ltd. in consideration for $3.5 million in exploration and/or development expenditures on or before the end of 2006 and payment of $436,000 in installments, but due in full before the end of 2005. An additional 10% interest can be earned by Osisko by providing a bankable feasibility study on or before the end of 2007.

Results from holes BD2003-09 to BD2003-15 are reported in the table below:

DDH	From-To (m)	Interval (m)	Interval (ft)	Au (g/T)	Au (oz/t)
BD2003-09	**14.30-44.75**	**30.45**	**99.9**	**1.35**	**0.04**
(including)	37.50-38.05	0.55	1.8	26.6	0.78
BD2003-10	**31.00-32.05**	**1.05**	**3.4**	**3.78**	**0.11 (Rico)**
	60.90-65.85	**4.95**	**16.2**	**5.35**	**0.16**
(including)	64.00-64.50	0.50	1.6	26.7	0.78
BD2003-11	**14.70-16.70**	**2.00**	**6.6**	**11.2**	**0.33 (Rico)**
	50.00-72.30	**22.30**	**73.2**	**0.78**	**0.02**
BD2003-12	**78.10-78.60**	**0.50**	**1.6**	**23.5**	**0.69**
BD2003-13	**69.10-69.90**	**0.80**	**2.6**	**19.8**	**0.58 (Rico)**
	183.90-185.65	**1.75**	**5.7**	**6.40**	**0.19 (TE)**
BD2003-14	**No significant results**				
BD2003-15	**19.25-21.60**	**2.35**	**7.7**	**5.19**	**0.15 (Rico)**

For further information, please contact: Mr. Robert Wares, P. Geo., President,
Osisko Exploration Ltd.
514-735-7131
info@osisko.com

www.osisko.com www.goldenhopemines.com

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

Golden Hope Mines Limited
Suite 1320
4 King Street
Toronto, Ontario
M5H 1B6

2. **Date of Material Change**

January 15, 2004

3. **Press Release**

Market News Publishing Inc. – January 15, 2004

4. **Summary of Material Change**

Osisko Exploration Ltd. and Golden Hope Mines Limited Release Further Bellechasse Assay Results

5. **Full Description of Material Change**

Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

N/A

8. **Senior Officer**

Ronald Haller
(416) 363- 1240

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 15th day of January, 2004

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary